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[MORRIS, MANNING & MARTIN, LLP LOGO]



April 8, 2005

                                                                HEATH D. LINSKY
                                                                   404-504-7691
                                                                 hdl@mmmlaw.com
                                                                 www.mmmlaw.com


Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         Re:      Cole Credit Property Trust II, Inc.
                  Amendment No. 1 to Registration Statement on Form S-11 Filed February 24, 2005
                  Registration No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 2 (the "Amendment") to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "Commission") on December 9, 2004 (Registration No. 333-121094) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 24, 2005 (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated March 11, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         On behalf of the Company, we respond to the specific comments of the Staff as follows:

FORM S-11

GENERAL

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1 FROM OUR LAST LETTER DATED JANUARY 7, 2005; HOWEVER, WE ARE UNABLE TO AGREE WITH YOUR ANALYSIS. IT IS OUR VIEW THAT A

Atlanta                 1600 Atlanta Financial Center                   With offices in         Washington, D.C.
404.233.7000            3343 Peachtree Road, N.E.                                               Charlotte, North Carolina
                        Atlanta, Georgia 30326-1044
                        Fax: 404.365.9532


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 2

         CHANGE IN THE OFFERING PRICE WOULD CONSTITUTE A DIFFERENT TRANSACTION. AS A PRACTICAL MATTER, YOU MAY COMMENCE THE NEW OFFERING BY MEANS OF A POST-EFFECTIVE AMENDMENT TO YOUR REGISTRATION STATEMENT, RATHER THAN FILING A NEW REGISTRATION STATEMENT ON FORM S-11. PLEASE NOTE THAT SUCH A POST-EFFECTIVE AMENDMENT WILL REQUIRE A COMPLETE UPDATE OF THE INFORMATION IN THE REGISTRATION STATEMENT, INCLUDING THE FINANCIAL STATEMENTS WHERE NECESSARY. SUPPLEMENTALLY, PLEASE CONFIRM THAT YOU WILL FILE A POST-EFFECTIVE AMENDMENT TO BEGIN THE NEW OFFERING AT $10.00 PER SHARE.

         RESPONSE: The Company has revised its offering so that all shares issued in the primary offering, other than those offered pursuant to the Company's distribution reinvestment plan and shares sold under disclosed discount arrangements, will be offered at $10.00 per share. The disclosure relating to the offering amount and offering price has been revised to reflect the removal of the $9.75 per share price.

2. WE ARE IN RECEIPT OF YOUR RESPONSE DATED FEBRUARY 24, 2005 TO THE STAFF'S PRIOR COMMENT NO. 6 OF OUR COMMENT LETTER DATED JANUARY 7, 2005. WE NOTE THAT YOU CONSIDERED THE SCOPE OF RELIEF GRANTED IN, INTER ALIA, CNL INCOME PROPERTIES, INC. (MARCH 11, 2004); INLAND WESTERN RETAIL REAL ESTATE TRUST, INC. (AUGUST 25, 2003); AND T REIT, INC. (JUNE 4, 2001) BUT IT STILL APPEARS THAT YOUR PROGRAM DIFFERS FROM THE TERMS OF THE PROGRAMS SET FORTH IN THOSE LETTERS. SPECIFICALLY, PLEASE PROVIDE US WITH A DETAILED ANALYSIS REGARDING WHY YOUR REDEMPTION PROGRAM FITS WITHIN THE SCOPE OF THE RELIEF PREVIOUSLY PROVIDED IN LIGHT OF THE FOLLOWING ASPECTS OF YOUR PROGRAM:

         - [1] ADDRESS HOW THE PRICING STRUCTURE IN YOUR PROPOSED PLAN DIFFERS FROM THE BASIS FOR THE REPURCHASE PRICE IN OTHER PLANS WHERE THE STAFF PROVIDED RELIEF FROM THE APPLICABLE TENDER OFFER RULES. SPECIFICALLY, WE NOTE THAT YOUR PLAN, AS COMPARED TO THE OTHER PLANS, DOES NOT REQUIRE THAT THE REPURCHASE PRICE BE BASED ON THE NET ASSET VALUES OF THE ISSUER'S UNDERLYING ASSETS WHEN THE COMPANY IS NOT ENGAGED IN AN OFFERING. PROVIDE AN ANALYSIS FOR WHY THIS DIFFERENCE IN PRICING STRUCTURE SHOULD NOT IMPACT THE APPLICATION OF RULE 13e-4;

         - [2] CLARIFY WHETHER WITHDRAWAL RIGHTS WILL BE AVAILABLE AT ANY TIME PRIOR TO THE REDEMPTION OF THE SHARES, AS OPPOSED TO JUST WHEN SUFFICIENT FUNDS MAY BE UNAVAILABLE TO ACCOMMODATE ALL REQUESTS FOR REDEMPTION MADE IN ONE MONTH;

         - [3] ADDRESS HOW THE PROCESS FOR PRO-RATIONING DIFFERS FROM THE MANNER OF PRO-RATIONING IN OTHER PLANS WHERE THE STAFF PROVIDED RELIEF FROM THE APPLICABLE TENDER OFFER RULES. SPECIFICALLY, WE NOTE THAT PRO-RATIONING IS


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 3

                  APPLIED DIFFERENTLY WHERE REDEMPTION WOULD CAUSE THE HOLDER TO HOLD LESS THAN A MINIMUM AMOUNT. ALSO, WE NOTE THAT YOU REFER READERS TO THE DISCUSSION UNDER "PLAN OF DISTRIBUTION - MINIMUM PURCHASE REQUIREMENTS" FOR SUCH MINIMUM AMOUNT, HOWEVER, IT DOES NOT APPEAR THAT THIS SECTION EXISTS IN THE CURRENT OFFERING DOCUMENT. PLEASE REVISE; AND

         - [4] WHERE YOU WILL HAVE INSUFFICIENT AVAILABLE CASH TO ACCOMMODATE ALL REPURCHASES, TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO FOR YOU TO HONOR PENDING REDEMPTION REQUESTS ON A FIRST-COME, FIRST-SERVED BASIS, AS OPPOSED TO A PRO-RATA BASIS.

         RESPONSE:      [1] The disclosure under the captions "Prospectus
Summary - Proposed Share Redemption Program" beginning on page 15 of the Prospectus and "Description of Shares - Proposed Share Redemption Program" beginning on page 119 of the Prospectus has been revised to more closely conform the pricing structure to the structure of plans that the Staff has previously approved.

         [2] The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 of the Prospectus has been revised in response to the Staff's comment.

         [3] The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 of the Prospectus has been revised to conform the method of determining the pro rata allocation to the method used in plans the Staff has previously approved. The Company also has revised the disclosure with respect to minimum redemption amounts in response to the Staff's comments.

         [4] The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 of the Prospectus has been revised in response to the Staff's comment to clarify that allocations will be made on a pro rata basis.

3. PLEASE CLARIFY THE AMOUNT OF SHARES THAT MAY BE TENDERED BY A SHAREHOLDER. YOU INDICATE THAT SHAREHOLDERS "MAY PRESENT ALL OR A MINIMUM PORTION OF THEIR SHARES" TO YOU FOR REDEMPTION. WHAT IS THE "MINIMUM PORTION" THEY MUST TENDER? AS A SUPPLEMENTAL MATTER, WHY IS A MINIMUM PORTION NECESSARY? WE MAY HAVE FURTHER COMMENT.

         RESPONSE: The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 of the Prospectus has been revised in response to the Staff's comment. The Company notes that it has clarified that stockholders seeking redemption must tender at least 25% of their holdings. The purpose of the minimum is to reduce


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 4

the administrative burden on the Company that would be caused by a stockholder tendering a small number of shares multiple times.

4. YOU INDICATE THAT THE PER SHARE REDEMPTION PRICE WILL BE "REDUCED BY THE NET SALE PROCEEDS PER SHARE DISTRIBUTED TO INVESTORS PRIOR TO THE REDEMPTION DATE AS A RESULT OF THE SALE OF SUCH PROPERTY IN THE SPECIAL DISTRIBUTION." YOU FURTHER INDICATE THAT THE BOARD OF DIRECTORS MAY DETERMINE, IN THEIR SOLE DISCRETION, WHETHER OR NOT THE DISTRIBUTION CONSTITUTES A SPECIAL ONE. PLEASE ELABORATE UPON HOW THE BOARD WILL MAKE THIS DETERMINATION.

         RESPONSE: The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 has been revised in response to the Staff's comment.

5. YOU INDICATE THAT YOU MAY NOT REDEEM SHARES IF THERE ARE INSUFFICIENT FUNDS AVAILABLE PER CALENDAR QUARTER. AT WHAT POINT IN THE QUARTERLY REDEMPTION PERIOD WILL YOU MAKE THIS DETERMINATION? HOW WILL YOU ADVISE STOCKHOLDERS IF SUFFICIENT FUNDS ARE NOT AVAILABLE OR IF YOU OTHERWISE DETERMINE NOT TO MAKE A REDEMPTION DURING THAT PERIOD? PLEASE REVISE TO EXPLAIN.

         RESPONSE: The disclosure under the caption "Description of Shares - Proposed Share Redemption Program" beginning on page 119 has been revised in response to the Staff's comment regarding the determination.

         The Company submits that it is not necessary to specifically notify the requesting stockholder of the insufficient funds available for a full or partial redemption of such stockholders request. In such event, or at any time, the requesting stockholder may withdraw his or her redemption request, which is the sole remedy available to the stockholder. In addition, the Company submits that the requesting stockholders will be advised of the insufficient funds when such stockholder does not receive the full, or any, funds from the redemption request.

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 32 AND THE NEW DISCLOSURE ON PAGES 40-42 AND 82-83. FURTHER, WE NOTE THAT THE COLE EXCHANGE ENTITY WILL MARKET THE OFFERING, THAT COLE CAPITAL PARTNERS WILL FACILITATE THE CO-TENANCY ARRANGEMENTS, AND THAT YOU MAY PROVIDE ACCOMMODATION, MAY PARTICIPATE IN THE TENANT-IN-COMMON PROGRAMS AND MAY RECEIVE FEES IN CONNECTION WITH THESE TRANSACTIONS. PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER YOU, COLE CAPITAL PARTNERS, OR THE COLE EXCHANGE ENTITY ARE ACTING AS BROKER-DEALERS IN CONNECTION WITH THE SECTION 1031 EXCHANGE AND TENANT-IN-COMMON PROGRAMS. REFER TO THE JOHN R. WIRTHLIN LETTER DENYING NO-ACTION RELIEF, DATED JANUARY 19, 1999.


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 5

         RESPONSE: The Company notes that a "broker" is defined in Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to mean "any person engaged in the business of effecting transactions for the account of others." The term "dealer" is defined to mean "any person engaged in the business of buying and selling securities for his own account...but does not include...any person insofar as he buys or sells securities...not as a part of a regular business." The Company further notes that interests in tenant-in-common programs generally are securities, as set forth in SEC v. Edwards, 540 U.S. 389
(2004), because the investment contract includes a scheme in which persons invest their money in a common enterprise, with the expectation of profits to be derived predominantly from the efforts of others.

         The Company submits that Cole Capital Partners, the Cole Exchange Entity and the Company will not act as a broker-dealer in connection with the
Section 1031 exchange and tenant-in-common programs. All offers and sales of the tenant-in-common interests will be conducted either by (a) Cole Capital Corporation, an affiliate of the Company and the Company's dealer manager, which is a registered broker-dealer, (b) another registered broker-dealer, or (c) the Cole Exchange Entity, which will make all such offers pursuant to and in accordance with the issuer's exemption to the broker-dealer requirements. Historically, Cole Capital Corporation has acted as a sales agent in connection with Tenant-in-Common Programs and offers and sales have been affected through independent broker-dealers.

         Cole Capital Partners and the Company will not solicit investors or receive any fees or commissions in connection with the offer or sale of the tenant-in-common interests, nor will it participate in selling efforts.

7. WE NOTE YOUR PRIOR RESPONSE TO COMMENT 35 REGARDING COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940. PLEASE TELL US AND DISCLOSE WHETHER YOU WILL PLACE ANY LIMITATIONS ON THE PERCENTAGE OF ASSETS YOU MAY INVEST IN TENANT-IN-COMMON PROGRAMS. PLEASE REFER TO TRIPLE NET LEASING, LLC (AUGUST 23, 2000). TO THE EXTENT THAT YOU BELIEVE YOU ARE NOT AN INVESTMENT COMPANY UNDER SECTION 3(a)(1)(C) AND SECTION 3(c)(5)(C) OF THE INVESTMENT COMPANY ACT, PLEASE STATE IN THE REGISTRATION STATEMENT THAT YOU WILL MONITOR COMPLIANCE WITH THESE PROVISIONS ON AN ONGOING BASIS.

         RESPONSE: The Company submits that Section 3(c) of the Investment Company Act of 1940, as amended (the "Investment Company Act") provides that
Section 3(a) of the Investment Company Act is not applicable to any person that meets the provisions, in relevant part, of Section 3(c)(5). Further, the Company, as disclosed under the caption "Risk Factors - Risks Related to This Offering and Our Corporate Structure - If we are required to register as an investment company under the Investment Company Act, we could not continue our business, which may significantly reduce the value of your investment" on page 25 of the Prospectus, believes that it meets, and will continue to meet, the requirements of Section 3(c)(5)(C), because


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 6

it is primarily engaged in "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate."

         The Company notes, that as described in the Commission's No-Action Letter denial to Triple Net Leasing, LLC on August 23, 2000 (the "Triple Net Letter"), tenant-in-common interests are securities for purposes of the Securities Act. The Company further notes that in the Triple Net Letter, the Commission considered tenant-in-common interests to be "real estate interests." Therefore, the Company respectfully submits that investments in such interests would not prevent the Company from relying upon the exemption of Section 3(c)(5)(C) of the Investment Company Act. As disclosed under the caption "Risk Factors - Risks Related to Conflicts of Interest - We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the result of arm's-length negotiations and will result in conflicts of interest" on page 22 of the Prospectus, the Company does not presently intend to purchase tenant-in-common interests. Therefore, the Company does not currently have a policy limiting the percentage of its assets that it may invest in tenant-in-common program. Further, the Company has revised the disclosure to indicate that the Company may co-invest with a Cole Exchange Entity or purchase a tenant-in-common interest from a Cole Exchange Entity. It does not intend to provide any other accommodations as support for such programs.

         The disclosure under the caption "Risk Factors - Risks Related to This Offering and Our Corporate Structure - If we are required to register as an investment company under the Investment Company Act, we could not continue our business, which may significantly reduce the value of your investment" on page 25 of the Prospectus has been revised in response to the Staff's comment to state that the Company intends to monitor its compliance with the Investment Company Act.

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. [1] PLEASE REVISE TO DISCLOSE YOUR INTEREST IN YOUR HEADQUARTERS OFFICE IN PHOENIX, ARIZONA. PLEASE REVISE TO DISCLOSE WHETHER YOU OWN THIS OFFICE IN FEE SIMPLE, LEASE THIS OFFICE OR HAVE ANOTHER ARRANGEMENT. FURTHER, IF YOU DO NOT OWN THIS OFFICE, DISCLOSE ALL MATERIAL TERMS OF YOUR LEASE OR ANY OTHER ARRANGEMENT. [2] IN ADDITION, PLEASE DISCLOSE UNDER A SEPARATE SECTION THE INFORMATION REQUIRED BY ITEM 404.

         RESPONSE: [1] The disclosure under footnote (9) under the caption "Management Compensation" beginning on page 58 of the Prospectus has been revised in response to the Staff's comment.

         [2] The Company respectfully submits that the information required in the Prospectus pursuant to Item 404 of Regulation S-K is currently set forth in the Prospectus under the captions "Management Compensation" beginning on page 58 and "Conflicts of Interest" beginning on page 65.


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 7

         As required by the Commission's Industry Guide 5, the information disclosed in the Prospectus is presented in the order and under the captions "Management Compensation" and "Conflicts of Interest." The Company respectfully submits that the addition of a separate section of the Prospectus with the caption "Certain Relationships and Related Transactions" would be unnecessarily repetitive and possibly confusing to potential investors.

PROSPECTUS COVER PAGE

9. WE NOTE YOUR RESPONSE REGARDING BULLET POINT 5 OF PRIOR COMMENT 10. PLEASE OMIT THE PROJECTION DISCLOSURE SINCE IT DOES NOT APPEAR TO BE KEY INFORMATION TO AN INVESTMENT DECISION. THIS WILL ASSIST IN MAKING THE COVER PAGE EASIER TO READ.

         RESPONSE: The disclosure on the cover page of the Prospectus has been revised in response to the Staff's comment.

10. WE REISSUE THE FIRST BULLET POINT OF PRIOR COMMENT 11 REQUESTING THAT YOU INCLUDE A COVER PAGE RISK FACTOR THAT YOU MAY MAKE DISTRIBUTIONS THAT MAY CONSTITUTE A RETURN OF CAPITAL. CURRENTLY, YOUR DISCLOSURE LOCATED IN THE FOURTH BULLET POINT OF THE LEFT COLUMN STATES THAT YOU MAY BORROW TO MAKE DISTRIBUTIONS "WHICH MAY REDUCE THE AMOUNT OF CAPITAL YOU ULTIMATELY INVEST IN PROPERTIES." SIMILARLY, REVISE THIS RISK AS APPROPRIATE IN YOUR SUMMARY AND RISK FACTOR SECTION.

         RESPONSE: The disclosure on the cover page of the Prospectus has been revised in response to the Staff's comment. In addition, the disclosure under the captions "Prospectus Summary - Summary Risk Factors" on page 7 of the Prospectus and "Risk Factors - Risks Related to an Investment in Cole REIT II - We may suffer delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of your investment" beginning on page 19 of the Prospectus has been revised in response to the Staff's comment.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING, PAGE 1

11. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14 AND YOUR REVISED DISCLOSURE ON PAGE 133. PLEASE REVISE TO INCLUDE THE FOLLOWING DISCLOSURE IN YOUR Q&A OR SUMMARY AND PLAN OF DISTRIBUTION:

         -        THAT AFFILIATES MAY PURCHASE SHARES IN THE OFFERING,

         -        THAT THESE SHARES WILL NOT BE PURCHASED IN ORDER TO MEET THE
                  MINIMUM,

         -        THE MAXIMUM NUMBER OF SHARES THAT AFFILIATES MAY PURCHASE, AND

         -        THAT AFFILIATES WILL BE PURCHASING FOR INVESTMENT AND NOT FOR
                  RESALE.


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 8

         RESPONSE: The Company has revised the disclosure under the captions "Prospectus Summary - The Offering" on page 11 of the Prospectus and "Plan of Distribution - Shares Purchased by Affiliates" on page 132 of the Prospectus in response to the Staff's comment. The Company notes that the disclosure regarding shares purchased by affiliates will not count towards the minimum is included in under the captions "Prospectus Summary - The Offering" beginning on page 11 of the Prospectus and "Plan of Distribution - Minimum Offering" on page 133 of the Prospectus.

12. WE REISSUE PRIOR COMMENT 19 FROM OUR LAST LETTER. PLEASE REVISE THE Q&A SECTION SO THAT IT DOES NOT REPEAT THE INFORMATION IN THE SUMMARY. REFER TO THE DIRECTION PROVIDED IN RULE 421 OF REGULATION C AND RELEASE 33-7497.

         RESPONSE: The disclosure under the captions "Question and Answers About This Offering" beginning on page 1 of the Prospectus and "Prospectus Summary" beginning on page 6 of the Prospectus has been revised in response to the Staff's comment.

Q: IF I BUY SHARES, WILL I RECEIVE DISTRIBUTIONS AND HOW OFTEN?, PAGE 4

13. WE NOTE YOUR RESPONSE TO THE FOURTH PART OF PRIOR COMMENT 22 AND YOUR DISCLOSURE AT THE BOTTOM OF PAGE 118 AND THE TOP OF PAGE 119 REGARDING BORROWING DUE TO CASH FLOW TIMING DISCREPANCIES. PLEASE REVISE TO DELETE THE LANGUAGE HERE AND ON PAGE 17 STATING, "UNTIL THE PROCEEDS FROM THE OFFERING ARE INVESTED . . . DISTRIBUTIONS TO OUR STOCKHOLDERS," BECAUSE IT APPEARS FROM YOUR DISCLOSURE ON PAGE 119 THAT BORROWING MAY CONTINUE BEYOND THIS INITIAL TIME PERIOD. FURTHER, REVISE YOUR DISCLOSURE TO INCLUDE SPONSOR ADVANCES AS A SOURCE OF CASH FOR YOUR DISTRIBUTIONS.

         RESPONSE: The Company has deleted the disclosure under the caption "Questions and Answers About This Offering - If I buy shares, will I receive distributions and how often" in response to Comment No. 12 above. The Company has revised the disclosure under the caption "Prospectus Summary - Distribution Policy" on page 14 of the Prospectus to clarify the Company's distribution policy and the use of borrowings in connection with distributions. The revised disclosure is consistent with the disclosure under the caption "Description of Shares - Distribution Policy" on page 116 of the Prospectus.

PROSPECTUS SUMMARY

ESTIMATED USE OF PROCEEDS OF OFFERING, PAGE 10

14. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24 FROM OUR LAST LETTER AND THAT YOU HAVE INCLUDED THE 5,000,000 DRIP COMMON SHARES IN THE MAXIMUM AMOUNT OF $495,108,974. PLEASE CONFIRM THAT YOU HAVE INCLUDED COMMISSION AND DEALER FEES FOR THE DRIP SHARES IN YOUR TABULAR SUMMARY, OR REVISE.


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 9

         RESPONSE: The disclosure under the caption "Prospectus Summary - Estimated Use of Proceeds of This Offering" on page 8 of the Prospectus has been revised in response to the Staff's comment. In addition, the Company supplementally notes that, as disclosed under the captions "Management Compensation - Selling Commissions" on page 58 of the Prospectus, "Management Compensation - Dealer Manager Fee" on page 58 of the Prospectus, and elsewhere in the Prospectus, it will not pay selling commissions or dealer manager fees for shares purchased pursuant to its distribution reinvestment plan. Accordingly, no such commissions and fees relating to the shares available under the distribution reinvestment plan are included in compensation.

COMPENSATION TO COLE ADVISORS II AND ITS AFFILIATES, PAGE 14

15. IN CONNECTION WITH YOUR RESPONSE TO PRIOR COMMENT 28 FROM OUR LAST LETTER AND YOUR DISCLOSURE IN FOOTNOTE 8 ON PAGE 63, PLEASE REVISE THE INTRODUCTORY PARAGRAPH ON PAGE 60 TO DISCLOSE THAT YOU WILL PAY ALL FEES, COMMISSIONS AND EXPENSES IN CASH OTHER THAN YOUR SUBORDINATED PARTICIPATION AND INCENTIVE LISTING FEES TO COLE ADVISORS II, WHICH MAY AT YOUR DISCRETION, BE PAID IN CASH, COMMON STOCK, A PROMISSORY NOTE, OR SOME COMBINATION.

         RESPONSE: The disclosure under the caption "Management Compensation" beginning on page 58 of the Prospectus has been revised in response to the Staff's comment; however, the Company has included such disclosure in a footnote to the table.

16. PLEASE REVISE YOUR COMPENSATION TABLE DISCLOSURE HERE AND ON PAGE 60 TO INCLUDE ACQUISITION EXPENSES. WE NOTE YOUR DISCLOSURE IN FOOTNOTE (7) TO PAGE 46 THAT YOU ESTIMATE 0.5%, BUT THAT YOU HAVE NO CAP ON THE AMOUNT OF ACQUISITION EXPENSES YOU MAY REIMBURSE. WE FURTHER NOTE THAT ACQUISITION EXPENSES AND FEES IN THE AGGREGATE SHALL NOT EXCEED 6.0%.

         RESPONSE: The disclosure under the captions "Prospectus Summary - Compensation to Cole Advisors II and its Affiliates" beginning on page 11 of the Prospectus and "Management Compensation" beginning on page 58 of the Prospectus has been revised in response to the Staff's comment.

SHARE REDEMPTION PROGRAM, PAGE 17

17. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT NO. 31 WHERE YOU INDICATE THAT CONCURRENT WITH THE ISSUANCE OF SHARES UNDER THE DISTRIBUTION REINVESTMENT PROGRAM, THE COMPANY WILL TRANSFER SHARES OF REDEEMABLE COMMON STOCK FROM PERMANENT EQUITY TO TEMPORARY EQUITY FOR THE AMOUNT OF NET PROCEEDS RECEIVED FROM THE ISSUANCE OF SHARES UNDER THE DISTRIBUTION REINVESTMENT PROGRAM. SHARE ISSUANCES UNDER THE DISTRIBUTION REINVESTMENT PROGRAM APPEAR TO BE OUTSIDE OF THE


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 10

         CONTROL OF THE COMPANY AND THEREFORE PURSUANT TO EITF D-98 AND ARTICLE 5-02.28 OF REGULATION S-X ALL OF THE REDEEMABLE COMMON STOCK SHOULD BE CLASSIFIED OUTSIDE OF PERMANENT EQUITY FROM THE DATE OF ISSUANCE AND NOT JUST AS SHARES ARE ISSUED UNDER THE OTHER PROGRAM. PLEASE REVISE YOUR DISCLOSURES TO CLEARLY INDICATE THAT THE SHARES TO BE ISSUED IN THIS OFFERING WILL BE CLASSIFIED OUTSIDE OF PERMANENT EQUITY.

         RESPONSE: The Company analyzed the terms and conditions of the proposed share repurchase program to determine the amount of such redemptions that may be required due to events outside of the Company's control. Based on this analysis, the Company believes that the shares issued in this offering to be classified outside of permanent equity should be limited to the amount available for redemption as of each balance sheet date based on the funds received prior to such date from the issuance of shares under its distribution reinvestment program ("DRIP"). Because the share redemption program specifically limits the funding of shares to be redeemed to the net proceeds previously received from the issuance of shares under the DRIP, and as the Company has the unilateral right to terminate the DRIP at any time with 10 days notice, the Company believes that the redemption of shares in excess of amounts previously received under the DRIP program is effectively within the Company's control. Therefore, the Company respectfully submits that the shares to be issued in this offering should be accounted for as previously described in its response to the Staff's previous comment no. 31.

RISK FACTORS

RISKS RELATED TO CONFLICTS OF INTEREST, PAGE 23

18. PLEASE REVISE TO DISCUSS THE CONFLICTS IN CONNECTION WITH ANY INVESTMENT IN SECTION 1031 EXCHANGE AND TENANT-IN-COMMON PROGRAMS. WE NOTE THAT THE TRANSACTIONS AND AGREEMENTS IN CONNECTION WITH THE
         SECTION 1031 EXCHANGE AND TENANT-IN-COMMON PROGRAMS WILL NOT BE THE RESULT OF ARMS-LENGTH TRANSACTIONS. FURTHER, WE NOTE THAT THE ADVISOR'S BUSINESS INTERESTS IN THE PROGRAM MAY BE TO THE DETRIMENT OF COLE'S INTERESTS, IN PARTICULAR WITH RESPECT TO THE AGREEMENT THAT REQUIRES COLE TO PURCHASE UNSOLD INTERESTS, TO GUARANTEE BRIDGE LOANS AND TO PROVIDE SECURITY FOR THESE GUARANTEES. IN ADDITION, COLE MAY BE RELUCTANT TO ENFORCE THE AGREEMENT AGAINST AFFILIATES.

         RESPONSE: The Company has added risk factors under the captions "We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the result of arm's-length negotiations and will result in conflicts of interest" on page 22 of the Prospectus in response to the Staff's comment. As discussed in response to Comment No. 7 above, the Company does not intend to provide accommodation or support for Tenant-in-Common Programs, but may co-invest with, or purchase tenant-in-common interests from, Cole Exchange Entities. The Company has revised the referenced risk factor and the disclosure under


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MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 11

the captions "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments - We may have increased exposure to liabilities from litigation as a result of our participation in a Tenant-in-Common Program" on page 38 of the Prospectus and "Investment Objectives and Policies - Tenant-in-Common Program" beginning on page 79 of the Prospectus to reflect this change.

RISKS ASSOCIATED WITH SECTION 1031 EXCHANGE TRANSACTIONS AND TENANT-IN-COMMON INVESTMENTS

19. [A] PLEASE REVISE TO SEPARATELY DISCUSS THE RISK THAT DISTRIBUTIONS MAY BE REDUCED. [B] IN ADDITION, WE NOTE THAT TWO OF THE RISKS HAVE THE SAME HEADING; REVISE THE HEADINGS TO SPECIFICALLY DESCRIBE THE RISK THAT YOU ARE DISCUSSING.

         RESPONSE: [a] The Company has revised the disclosure under the risk factor "We will be subject to risks associated with the co-tenants in our co-tenancy arrangements that otherwise may not be present in other real estate investments" on page 39 of the Prospectus to state that the risk may result in a reduction in the amount available for distribution to the Company's stockholders. Similar disclosure is included in each of the risk factors under the caption "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments" beginning on page 38 of the Prospectus. The Company does not believe that a separate risk factor relating to the risk of a reduction in distributions is necessary as such a reduction is the possible consequence of the risks disclosed rather than a stand-alone risk.

         [b] The Company has revised the referenced headings on page 39 of the Prospectus so that they are no longer the same. The new headings on page 39 are "We may be subject to risks associated with Tenant-in-Common Programs as a result of agreements with affiliates of our advisor" and "We will be subject to risks associated with the co-tenants in our co-tenancy arrangements that otherwise may not be present in other real estate investments."

WE MAY HAVE INCREASED EXPOSURE TO LIABILITIES FROM LITIGATION AS A RESULT OF OUR PARTICIPATION IN A TENANT-IN-COMMON PROGRAM, PAGE 40

20. PLEASE REVISE TO DELETE THE MITIGATING LANGUAGE IN THE SUBORDINATE CLAUSE IN THE FOURTH SENTENCE BEGINNING, "ALTHOUGH OUR PARTICIPATION IN TENANT-IN-COMMON PROGRAMS MAY HAVE CERTAIN BENEFITS . . . " AND ENDING, ". . . USING OUR OWN CAPITAL RESOURCES."

         RESPONSE: The Company has deleted the referenced language under the caption "Risk Factors - Risks Associate with Section 1031 Exchange Transactions and Tenant-in-Common Investments - We may have increased exposure to liabilities from litigation as a result of our participation in a Tenant-in-Common Program" on page 38 of the Prospectus in response to the Staff's comment.

MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 12

FEDERAL INCOME TAX RISKS

RECHARACTERIZATION OF THE TENANT-IN-COMMON PROGRAMS MAY RESULT IN A 100% TAX ON INCOME..., PAGE 42

21. PLEASE REVISE TO DISCUSS WHETHER YOU WILL ROUTINELY OBTAIN LEGAL OPINIONS REGARDING WHETHER A PARTICULAR OFFERING STRUCTURE WILL QUALIFY AS A LIKE-KIND EXCHANGE OF UNDER SECTION 1031. FURTHER, PLEASE DISCUSS THIS IN YOUR TAX DISCUSSION ON PAGE 106.

         RESPONSE: The Company has revised the disclosure under the captions "Risk Factors - Federal Income Tax Risks - Recharacterization of the Tenant-in-Common Programs may result in a 100% tax on income from a prohibited transaction, which would diminish our cash distributions to you" beginning on page 40 of the Prospectus and "Federal Income Tax Considerations - Tax Aspects of Our Operating Partnership - Income Taxation of the Operating Partnership and Its Partners - Tenant-in-Common Program" beginning on page 104 of the Prospectus in response to the Staff's comment.

THE ADVISOR, PAGE 55

THE ADVISORY AGREEMENT, PAGES 56-58

22. WE REISSUE PRIOR COMMENT 44 FROM OUR LAST LETTER. PLEASE REVISE TO RECONCILE YOUR DISCLOSURE ON PAGE 56 STATING, "COLE ADVISORS II EMPLOYS PERSONNEL, IN ADDITION TO THE DIRECTORS AND EXECUTIVE OFFICERS LISTED ABOVE" WITH THE DISCLOSURE AT THE TOP OF PAGE 58 STATING, "COLE ADVISORS II CURRENTLY HAS NO PAID EMPLOYEES; HOWEVER, THE ADVISOR'S EXECUTIVE OFFICERS PROVIDE IT WITH SERVICES." DOES COLE ADVISORS II MEAN TO STATE THAT THEY HAVE ADDITIONAL UNPAID EMPLOYEES? OR THAT THEY WILL HIRE ADDITIONAL PERSONNEL IN THE FUTURE?

         RESPONSE: The disclosure under the caption "Management - The Advisory Agreement" beginning on page 55 of the Prospectus has been revised in response to the Staff's comment. Supplementally, affiliates of the Company's advisor currently have an aggregate of 61 full-time employees. Certain of these employees, as needed by the advisor, will be considered employees of the advisor. The advisor will pay a pro rata portion of each employee's salary and other costs based upon the amount of time spent working for the advisor.

INVESTMENT OBJECTIVES AND POLICIES, PAGE 72

23. WE NOTE THAT ON PAGE 23 YOU STATE THAT YOU MAY PURCHASE PROPERTY AND MAY MAKE OR PURCHASE LOANS OR PARTICIPATIONS IN MORTGAGE LOANS OUTSIDE THE UNITED STATES. PLEASE REVISE TO IDENTIFY THE COUNTRIES OR REGIONS IN WHICH YOU MAY MAKE THESE INVESTMENTS.

MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 13

         RESPONSE: The disclosure under the caption "Investment Objectives and Policies - Acquisition and Investment Policies - Types of Investments" beginning on page 70 of the Prospectus has been revised in response to the Staff's comment.

TENANT-IN-COMMON PROGRAM, PAGE 82

24. PLEASE REVISE TO PROVIDE GREATER DETAIL REGARDING YOUR PLANNED PARTICIPATION IN THE TIC PROGRAM AND ANY FEES THAT YOU OR AFFILIATES MAY RECEIVE. FOR EXAMPLE, DESCRIBE THE CONSIDERATION THAT THE COLE EXCHANGE ENTITY RECEIVES FOR ACQUIRING PROPERTIES, PREPARING AND MARKETING THE PRIVATE PLACEMENT OFFERING, AND SELLING INTERESTS AND PROPERTIES. IN ADDITION, DESCRIBE THE TERM OF THE CONTRACT TO BUY UNSOLD TENANCY INTERESTS, THE BRIDGE LOAN AND THE GUARANTEE. PLEASE ALSO SPECIFY WHAT TYPE OF SECURITY COLE CREDIT WILL OFFER FOR THE GUARANTEE. FURTHER, QUANTIFY OR DESCRIBE HOW THE ACCOMMODATION FEES WILL BE DETERMINED, AND DISCUSS WHETHER THERE ARE SEPARATE FEES THAT YOU WILL RECEIVE FOR CONTRACTING TO ACQUIRE ANY AND ALL UNSOLD CO-TENANCY INTERESTS FROM A COLE EXCHANGE ENTITY.

         RESPONSE: The disclosure under the caption "Investment Objectives and Policies - Tenant-in-Common Program" beginning on page 79 of the Prospectus has been revised in response to the Staff's comment.

LIQUIDATION AND CAPITAL RESOURCES, PAGE 87

25. WE REISSUE PRIOR COMMENTS 51 AND 52, IN PART, REQUESTING YOU INCLUDE SPECIFIC DETAILS REGARDING HOW YOU WILL FUND YOUR SHORT-TERM AND POTENTIALLY LONG-TERM LIQUIDITY NEEDS THROUGH ADVANCES FROM YOUR ADVISOR. PLEASE REVISE TO SPECIFICALLY ADDRESS ANY INFORMAL ARRANGEMENTS, WHETHER YOU HAVE ALREADY RECEIVED SUCH ADVANCES, THE AMOUNTS, THE TERMS OF REPAYMENT AND ANY OTHER MATERIAL CONDITIONS OR TERMS FOR RECEIVING FUTURE ADVANCES.

         RESPONSE: The disclosure under the caption "Plan of Operation - Liquidity and Capital Resources" beginning on page 85 of the Prospectus has been revised in response to the Staff's comment.

OPINION OF COUNSEL, PAGE 92

26. PLEASE REVISE THE THIRD SENTENCE TO LIMIT COUNSEL'S RELIANCE ON ASSUMPTIONS AND REPRESENTATIONS TO FACTUAL MATTERS.

         RESPONSE: The disclosure under the caption "Federal Income Tax Considerations - Opinion of Counsel" on page 90 of the Prospectus has been revised in response to the Staff's comment.

MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 14

DESIGNATED SPECIAL DISTRIBUTIONS, PAGE 126

27. WE NOTE THAT THE BOARD MAY DESIGNATE CASH OR OTHER DISTRIBUTIONS AS "DESIGNATED SPECIAL DISTRIBUTIONS." PLEASE DESCRIBE ANY PLANNED SPECIAL DISTRIBUTIONS AND DISCLOSE WHETHER THESE MAY BE PAID BEFORE OR AFTER THE REGULAR DISTRIBUTIONS DESCRIBED ON PAGE 118. IF THESE DESIGNATED SPECIAL DISTRIBUTIONS MAY BE PAID BEFORE THE REGULAR DISTRIBUTIONS ARE MADE, PLEASE INCLUDE APPROPRIATE RISK FACTOR DISCLOSURE.

         RESPONSE: The disclosure under the caption "Summary of Distribution Reinvestment Plan - Excluded Distributions" on page 124 of the Prospectus has been revised in response to the Staff's comment. The Company submits that, as provided in the revised disclosure under the caption "Summary of Distribution Reinvestment Plan - Excluded Distributions" on page 124 of the Prospectus, the distribution of net sales proceeds to stockholders, rather than reinvestment pursuant to the distribution reinvestment plan, at such time as the Company is no longer making investments, is beneficial to the Company's stockholders and does not give rise to risk factor disclosure.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 139

28. PLEASE DISCLOSE WHETHER UPON REQUEST BY SHAREHOLDERS, YOU WILL FURNISH COPIES OF YOUR ANNUAL REPORT, QUARTERLY REPORT AND CURRENT REPORTS FREE OF CHARGE IN PAPER OR IN ELECTRONIC FORMAT FREE OF CHARGE. FURTHER, DISCLOSE WHETHER THESE REPORTS WILL BE AVAILABLE ON YOUR AFFILIATE'S WEB SITE OR WHETHER YOU WILL SET-UP YOUR OWN WEB SITE.

         RESPONSE: The disclosure under the caption "Where You Can Find More Information" on page 136 of the Prospectus has been revised in response to the Staff's comment. The Company notes that it is not necessary to disclose that the reports may not be available from its affiliate's web site because it has disclosed how such reports may be obtained.

FINANCIAL STATEMENTS AND NOTES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

29. IT APPEARS THAT THE SECOND PARAGRAPH OF THE AUDIT REPORT HAS BEEN AMENDED TO INCLUDE SOME OF THE SUGGESTED LANGUAGE FROM AU SECTION 9508.18. THE SUGGESTED MODIFICATION FROM AU 9508.18 ALSO INCLUDES THE FOLLOWING LANGUAGE. "[T]HE COMPANY IS NOT REQUIRED TO HAVE, NOR WERE WE ENGAGED TO PERFORM, AN AUDIT OF ITS INTERNAL CONTROL OVER FINANCIAL REPORTING." ALSO, THE SENTENCE INCLUDED IN THE AUDIT REPORT SHOULD READ AS FOLLOWS: "[A]N AUDIT INCLUDES CONSIDERATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS A BASIS FOR DESIGNING AUDIT PROCEDURES THAT ARE APPROPRIATE IN THE CIRCUMSTANCES, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING." EITHER

MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 15

         REVISE TO INCLUDE THIS ADDITIONAL LANGUAGE OR HAVE YOUR AUDITORS TELL US WHY THEY BELIEVE REVISION IS NOT NECESSARY. WE MAY HAVE FURTHER COMMENT UPON REVIEW OF THE RESPONSE.

         RESPONSE: The Report of Independent Registered Public Firm on page F-2 of the Prospectus has been revised in response to the Staff's comment.

PRIOR PERFORMANCE TABLES

TABLE II, PAGE A-7

30. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 65. PLEASE REVISE THE INTRODUCTORY PARAGRAPHS OF TABLES I AND II TO BRIEFLY DESCRIBE THE PROGRAM INFORMATION THAT IS INCLUDED IN EACH TABLE, AS YOU HAVE DONE FOR THE OTHER TABLES. REFER TO INSTRUCTIONS 1 TO TABLES I AND II OF APPENDIX II OF GUIDE 5.

         RESPONSE: The introductory paragraphs to Table I beginning on page A-2 of the Prospectus and to Table II beginning on page A-9 of the Prospectus have been revised in response to the Staff's comment.

TABLE III, PAGE A-13 -- A-20

31. REGARDING FOOTNOTE (4) TO TABLE III, PLEASE CONFIRM THAT YOU ARE INCLUDING ALL EXPENSES OF THE PROGRAM AND NOT ONLY MANAGEMENT FEES, DEPRECIATION AND INTEREST EXPENSE, BUT ACQUISITION FEES, COMMISSIONS AND OTHER SUCH EXPENSES.

         RESPONSE: The Company submits that the "Operating Expenses" disclosed in Table III beginning on page A-18 of the Prospectus includes all expenses of the respective program, other than "Depreciation and Interest Expense," which is disclosed separately in such table. Acquisition fees are capitalized and amortized over the estimated useful life of the property and commissions are recorded as reduction of capital.

32. WE NOTE THAT IN FOOTNOTE (6) TO TABLE III YOU STATE THAT THERE ARE SEVERAL POTENTIAL DIFFERENCES IN TAX AND GAAP BASIS. PLEASE REVISE THE FOOTNOTE TO DESCRIBE ANY SIGNIFICANT DIFFERENCES AND DISCLOSE ANY ADDITIONAL INFORMATION ABOUT THE PARTICULAR PROGRAMS PRESENTED THAT MAY BE NECESSARY FOR INVESTORS TO UNDERSTAND THE MAGNITUDE AND IMPACT OF SUCH DIFFERENCES. REFER TO INSTRUCTION 4. TO TABLE III IN APPENDIX II OF GUIDE 5.

         RESPONSE: The disclosure in Footnote 6 to Table III on page A-26 of the Prospectus has been revised in response to the Staff's comment. The Company submits that all of the programs included in the Prior Performance tables were nonpublic programs, and therefore the

MORRIS, MANNING & MARTIN LLP

Securities and Exchange Commission
April 8, 2005
Page 16

books and records have been kept on the income tax basis of accounting as is permitted in Instruction 2 to Table V and Instruction 4 to Table III in Appendix II of the Industry Guide 5. The Company believes that it would be unable to fully evaluate and quantify the impact of each of the differences between the income tax basis and GAAP basis for each of the partnerships without undue effort or expense.

TABLE IV, PAGES A-21 -- A-24

33. WE NOTE YOU SIMILARLY PROVIDE CASH DISTRIBUTIONS TO INVESTOR INFORMATION ON A TAX BASIS RATHER THAN A GAAP BASIS. PLEASE REVISE TO INCLUDE FOOTNOTE DISCLOSURE DESCRIBING ANY SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING ON A TAX AND GAAP BASIS.

         RESPONSE: The disclosure in the footnotes to Table IV on page A-31 of the Prospectus has been revised in response to the Staff's comment.

TABLE V, PAGES A-25 -- A-27

34. WE NOTE AND APPRECIATE YOUR RESPONSE TO PRIOR COMMENT 67. PLEASE REVISE FOOTNOTE (7) ON PAGE A-27 TO DETAIL ANY SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING ON AN INCOME TAX BASIS VERSUS A GAAP BASIS. PLEASE NOTE THIS INFORMATION SHOULD BE PROVIDED ON A GAAP BASIS WHERE FEASIBLE WITHOUT UNDUE EFFORT OR EXPENSE. SEE INSTRUCTION 2 TO TABLE V IN APPENDIX II OF GUIDE 5.

         RESPONSE: Respectfully, the Company submits that all of the programs included in the Prior Performance Tables were nonpublic programs. The books and records have been kept on the income tax basis of accounting, as is permitted by Instruction 2 to Table V and Instruction 4 to Table III in Appendix II of Industry Guide 5. Therefore, the Company has not determined what GAAP adjustments would be required for the respective properties as it believes that it would be unable to evaluate each of the properties to determine the GAAP adjustments without undue effort or expense.

         If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.

                                                  Best regards,

                                                  MORRIS, MANNING & MARTIN, LLP

                                                  /s/ Heath D. Linsky
                                                  -----------------------------
                                                  Heath D. Linsky

cc:      Blair D. Koblenz
         David M. Calhoun